SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         OTISH MOUNTAIN DIAMOND COMPANY
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   689040 10 3
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 30, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
        Miranda  Gold  Corp.      N/A
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [  ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        British  Columbia,  Canada
--------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            2,750,000
SHARES
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       N/A
REPORTING
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      2,750,000
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         2,750,000
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         9.1%  taking  into account 1,000,000 shares of Series A Preferred
         Stock  that  vote  15,000,000  shares  of  Common  Stock
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         CO
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of Otish Mountain Diamond Company. The principal executive offices of Otish Mountain Diamond Company are located at One Penn Plaza, Suite 3600, 250 West 34th Street, New York, New York 10119.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Miranda Gold Corp., a British Columbia, Canada corporation ("Miranda"). Miranda is a gold exploration company. Miranda's principal office address is 1140 Homer Street, Suite 306,
Vancouver,  British  Columbia,  Canada  V6B  2X6.


(d)-(e)  The  following  individuals  are  executive  officers  or  directors of
Miranda: Dennis Higgs, Steven Ristorcelli, Kenneth Cunningham, Clive DeLarrabeiti, John McCutcheon and Aileen Lloyd. During the last five years, each executive officer and director of Miranda: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. There are no persons, including corporations, controlling Miranda.

The aforementioned officers and directors of Miranda expressly declare that the filing of this statement in Schedule 13D shall not be construed as an admission that such officers and directors are, for purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement due to their capacity as officers and directors of Miranda.

(f)  Miranda  was  organized  in  British  Columbia,  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Miranda acquired 2,750,000 shares (or 9.1% beneficial ownership after taking into account 1,000,000 shares of Series A Preferred Stock that vote 15,000,000 shares) of Common Stock of Otish Mountain Diamond Company in exchange for 2,750,000 shares of common stock of Otish Mountain Diamond Corp. pursuant to an Exchange Agreement dated November 30, 2003 (the "Exchange") which is incorporated by reference as Exhibit 1.

Dennis Higgs, indirectly through Menace Capital, acquired 250,000 shares (or less than 1.0% beneficial ownership after taking into account 1,000,000 shares of Series A Preferred Stock that vote 15,000,000 shares) of Common Stock of Otish Mountain Diamond Company in exchange for 250,000 shares of common stock of Otish Mountain Diamond Corp. pursuant to the Exchange.

ITEM  4.  Purpose  of  Transaction

Miranda, directly, and Dennis Higgs, indirectly through Menace Capital, acquired the securities of Otish Mountain Diamond Company for investment purposes. Depending on general market and economic conditions affecting Otish Mountain Diamond Company and other relevant factors, Miranda and Dennis Higgs may purchase additional securities of Otish Mountain Diamond Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise. Miranda's executive officers and directors may purchase securities of Otish Mountain Diamond Company or dispose of some or all of the securities so purchased from time to time in open market transactions, private transactions or otherwise.

Miranda and its executive officers and directors do not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Otish Mountain Diamond Company, or the disposition of securities of Otish Mountain Diamond Company;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Otish Mountain Diamond Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Otish Mountain Diamond Company or any of its subsidiaries;

(d) any change in the present board of directors or management of Otish Mountain Diamond Company, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Otish Mountain Diamond Company;

(f) any other material changes in Otish Mountain Diamond Company's business or corporate structure;

(g) changes in Otish Mountain Diamond Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Otish Mountain Diamond Company by any person;

(h) causing a class of securities of Otish Mountain Diamond Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Otish Mountain Diamond Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Miranda beneficially owns 2,750,000 shares of Common Stock, $0.001 par value, of Otish Mountain Diamond Company. The shares of Common Stock beneficially owned by Miranda constitute approximately 9.1% of the total number of shares of Common Stock of Otish Mountain Diamond Company, based upon 15,107,750 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock that vote 15,000,000 shares of Common Stock, outstanding as of November 30, 2003.

Dennis Higgs, indirectly through Menace Capital, beneficially owns 250,000 shares of Common Stock of Otish Mountain Diamond Company. The shares of Common Stock beneficially owned by Mr. Higgs constitute less than 1.0% of the total number of shares of Common Stock of Otish Mountain Diamond Company outstanding as of November 30, 2003.

(b) Miranda has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Miranda. Mr. Higgs has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Higgs.


(c) Miranda and Mr. Higgs acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Miranda. No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Higgs.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

Exhibit 1(1) Exchange Agreement dated November 30, 2003, between Otish Mountain Diamond Company and Otish Mountain Diamond Corp.

(1)  Incorporated  by  reference  to  the  Form  8-K  filed on December 3, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  30,  2003      By:  /s/  Dennis  Higgs
                                      ------------------------------------------
                                      Dennis  Higgs,  President,  on  behalf  of
                                      Miranda  Gold  Corp.